UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40986

Cian PLC

(Translation of registrant’s name into English)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 18, 2022, Cian PLC issued press announcing its 2022 Annual General Meeting. A copy of the press release and the Notice for the convocation of the AGM with attached materials related to the AGM are furnished herewith as Exhibits 99.1-99.2 to this Report on Form 6-K.

Exhibit No.	Description

99.1	“Cian PLC Announces 2022 Annual General Meeting” press release of Cian PLC, dated August 18, 2022
99.2	Notice of Convocation of the Annual Shareholders Meeting of Cian PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cian PLC

Date: August 18, 2022	By:	/s/ Dmitriy Grigoriev
Dmitriy Grigoriev
Chief Executive Officer